March 25, 2013

VIA EDGAR AND FED EX

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Larry Spirgel, Assistant Director

Re:	Motorola Solutions, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 12, 2013

File No. 001-07221

Dear Mr. Spirgel:

Set forth below is the response of Motorola Solutions, Inc. (“Motorola Solutions” or the “Company”) to the follow-up comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the letter addressed to Edward J. Fitzpatrick, Executive Vice President and Chief Financial Officer of the Company, via email, dated March 11, 2013, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”) filed February 12, 2013. For convenience of reference, the text of the comment in the Staff’s letter has been reproduced in italicized type.

Note 7. Pension Benefit Plans, page 74

1.	We note your change in the amortization period for unrecognized losses related to your U.S. and Non-U.S. defined benefit plans in 2013. Such change was due to “significant employee exits as a result of the Company’s recent divestitures.” Please tell us why ASC 715-30-35 is not applicable to the change in these plans.

Response

We would like to elaborate as to our consideration of ASC 715-30-35 with respect to the amortization periods for unrecognized losses for our Regular, as defined in our 2012 10-K, and United Kingdom (“UK”) defined benefit pension plans.

Within footnote 7 to the consolidated financial statements included in our 10-K, we disclosed that “For 2013, it was determined that the majority of the Company’s plan participants in its Regular and United Kingdom pension plans are no longer actively employed by the Company due to significant employee exits as a result of the Company’s recent divestitures. Under relevant accounting rules, when almost all of the plan participants are considered inactive, the amortization period for unrecognized losses changes from the average remaining service period to the average remaining lifetime of a participant.” The purpose of this disclosure was to explain the rationale for the change in our amortization period for unrecognized losses beginning in 2013.

As permitted within ASC 715-30-35-24, “If all or almost all of a plan’s participants are inactive, the average remaining life expectancy of the inactive participants shall be used instead of the average remaining service.” Further, according to ASC 715-30-55-48, “There is no specific threshold for determining if a pension plan has almost all inactive participants for purposes of selecting the amortization period for certain components of net periodic pension cost. The threshold for using the average life expectancy of inactive participants requires judgment based on the facts and circumstances of the particular pension plan.” The Company considers participants to be “inactive” when they are no longer actively employed with Motorola Solutions. Additionally, we consider “almost all” of the plan participants to be inactive when more than 90% of the plan participants are inactive. During 2012, we determined that inactive employees represented almost all of the participants under the Regular and UK pension plans, as the 90% threshold was surpassed.

We evaluate each divestiture and event that will have an effect on our defined benefit plans to determine whether the event requires curtailment or settlement accounting in accordance with ASC 715-30-35. Historically, the Company has applied curtailment accounting if the event results in a significant reduction to the expected years of service of active plan participants.

Effective January 1, 2005, newly hired employees were not eligible to participate in the Regular Plan. Additionally, beginning March 1, 2009, the Regular Plan was frozen to all participants and no additional benefits were eligible to be accrued under the plan. We recorded a $232 million curtailment gain in 2008 associated with this plan amendment (see footnote 7 to the consolidated financial statements included in our 2008 10-K for further discussion). With regard to the Regular Plan, the Motorola Mobility spin and Networks sale were evaluated but did not qualify for curtailment accounting as neither of these transactions significantly changed the expected years of future service and because of the frozen nature of the plan, no accruals of defined benefits were eliminated.

Within our UK pension plan, we recorded a curtailment gain in 2011, as a result of the divestiture of our Networks business; however, the Motorola Mobility spin event was evaluated but did not qualify for curtailment accounting.

In 2012, there were no events, individually or in the aggregate, that qualified for curtailment or settlement for any of our plans in accordance with ASC 715-30-35.

In connection with the response in this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of this disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any further questions or comments concerning this response, or if you require additional information, please feel free to contact me at (847) 576-4047.

Sincerely,

/s/ John K. Wozniak
John K. Wozniak
Corporate Vice President, Finance
Chief Accounting Officer Motorola Solutions, Inc.

cc:	Dean Suehiro, Staff Accountant

Robert Littlepage, Accountant Branch Chief

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